misterb&b

Technology | Minority Owned | Travel and Tourism | R and D | Hospitality

Largest LGBTQ travel community in the world

MISTERBANDB.COM SAN FRANCISCO CALIFORNIA





I experienced discrimination while booking a private room with my partner a few years ago. After that, I decided to create a marketplace where my community would be able to travel safely and with peace of mind around the world.

Matthieu Jost CEO @ misterb&b

Why you may want to support us...

1. 1 million LGBTQ friendly accommodations in 200 countries
2. 20% month over month growth thanks to the 2019 Wefunder round
3. 1st LGBTQ app selected 2X by Apple as "App of the day" (2018 & 2019)
4. Raised $15M+ USD to date. Backed by institutional investors
5. Joel Simkhai (Grindr founder, sold for $300M USD) early investor.
6. Profitability planned in 2020 before Covid-19
7. Rated 4.3/5 on Google Store & 4.7/5 on Apple Store
8. We give back to the LGBTQ community through our mister for good program

Why investors ❤ us

WE'VE RAISED $15,313,474 SINCE OUR FOUNDING



We have a penchant for companies with strong growth and revenue. Not only does misterb&b have both, but they also have a stellar team.

Christine Tsai
500 General Manager

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Matthieu Jost
CEO
13+ years as an entrepreneur. Improved short term rental marketplace aimed at LGBTQ community



Francois de Landes de Saint Palais
COO
Entrepreneur, Co-founder and COO at Sejourning - France-based short term rental between individuals



Marc Dedonder
CCO
ROI content & digital/social media marketing strategy, 16+ years experience in leadership/management



Anissa Truchet
CMO
15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert



Jean Bourcereau
Board Member
Managing Partner at Ventech



Anthony Bazhuhin
CTO
Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager



Arnaud Houvet
Head of Operations
Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR



Anton Waitz
Board Member
General Partner at Project A Ventures.

In the news

The Story of misterb&b

One of the co-founders facing discrimination with his partner

In 2013, Matthieu Jost (first from right) booked a private room in Barcelona with his partner. When they got there, it was clear the host didn't feel comfortable hosting a gay couple. The weekend turned into the most awkward travel experience. Jost started misterb&b so that no one from the LGBTQ community would ever experience that again


misterb&b

Francois (Coo), Marc (Cco) and Matthieu (Ceo)

misterb&b is a website that exclusively lists LGBTQ-friendly accommodations around the world. Individuals (LGBTQ folks as well as straight allies) can list rooms or apartments for rent. Nightly rates are determined by hosts. misterb&b also lists booking options at local gay-owned or gay-friendly hotels (you can toggle the hotel option on or off when you search).
The service is currently live in more than 200 countries. misterb&b not only offers that you will be able to find a safe and LGBQT-friendly space to stay, but also that you'll be able to connect with other travelers, meet and get travel tips from others in the LGBTQ community when you travel.

Facing Discrimination (again) While Fundraising

The company was launched in France. But when we needed funds to fuel our growth, we couldn't find support from local VCs: obviously, serving the LGBTQ market was an insurmountable handicap for this financial community.

We eventually decided to move the company to Silicon Valley. Pitching misterb&b became so much easier, no need to justify the LGBTQ market anymore. We closed a series of seed rounds for $2M in early 2015.

Joining 500 Startups and Kicking off Growth

We joined Batch 12 of 500 Startups, one of the 3 best accelerator programs in the world, in San Francisco in early 2015. That was definitely a milestone. After Demo Day, misterb&b was one of the 6 companies (out of 20 in our batch) to receive an investment from 500 Startups. We exited the 4 months program with $2.5M USD new money in the bank and... an award for Best Pitch!


500
startups

Successful Series A round in 2017

In 2017, we raised $8.5M in our Series A round and that same year, we reached 1 million USD in transactions per month. This round helped us to scale our marketing, our tech/back offices and for sure, our team.





misterb&b team

LGBTQ App of the day on the App store in 2018

In June 2018, for Pride, Apple featured misterb&b as App of the Day in their App store. We were the first gay app named App of the Day. And that's because Apple believed in our mission and purpose and were willing to associate their brand with ours. Apple featured us again in 2019 as App of the Day.


APP
OF THE
DAY
mister b&b
misterb&b -
Gay Hospital...
Travel
OPEN

In 2019, 1st LGBTQ company to raise $1M on a crowdfunding campaign

After being funded by institutional money, we decided to empower our community of hosts and travelers even more by launching a special crowdfunding round on Wefunder and give them the opportunity to own a piece of the company and take part in its success. We wanted to build equality into the sharing economy and give back to a community that's been historically economically marginalized providing our community with the power of part ownership of the company."

LGBTQ friendly hotels: Delivering on our promise to Wefunder Investors with 20% growth MoM.

After closing our Wefunder round, everything accelerated. We hired developers to work on implementing our LGBQ hotel offering. This was a big challenge due to complexity of this type of business (API for live calls on availability and pricing, A/B testing, algorithm tweaks etc.). We also added a social layer on the LGBTQ friendly hotel service allowing our guests and hosts to connect and discover who will be staying in the same hotel/city to explore the city together. It was a 6 month technical project. Then we kicked off marketing. By the end of Q1, we were growing bookings 20% month over month, until the global pandemic hit.



LGBTQ Hotel Gaythering Miami

Weathering the Covid-19 storm

The desire to travel and connect is a basic need, exploring and discovering is part of who we are as humans. Traveling might be different after the coronavirus pandemic but our fundamentals put us in a very strong position to thrive once the world recovers. We have been able to scale down our expenses (4X less) and are ready to scale up as travel bounces back. This new round is to develop a Safety protocol and technical solution to help our guests and hosts navigate through this unexpected event. It will also help to rekick off our growth efforts.

How you will help us continue our mission for the LGBTQ community

At misterb&b we believe in people, purpose and profit. We supported Le Refuge, a French non-profit helping find short term housing for LGBTQ young adults in crisis, through our Mister for Good program before Covid-19 so it was only natural that we would assist during the Covid-19 crisis. For some young members of the community, being forced to stay home 24/7 with their homophobic families turned out to be very toxic, sometimes violent and finding a safe place for them was essential.
After reaching out to our community, many misterb&b hosts answered our call for help, and offered their accommodations to LGBTQ teens in crisis for free. Thanks to their solidarity, we have been able to provide emergency housing for almost a dozen young people.

"*Without this help, I don't know where I would be today*", says Dimitri, 20 yo, grateful for this partnership with misterb&b

In addition we reached out to our local host community and found places for doctors, nurses, and other medical professions to stay while they worked on the front lines of the health crisis. This lessened the risk to their family at home.


Un grand Merci à
Maison du refuge et
surtout à MisterB&B

Stronger together - why we need you more than ever today

misterb&b is not just another Online Travel Agency (OTA) or booking engine in the travel market. Our mission is to help our community travel safe, connect and feel welcome everywhere they go. This service has now become very important to even more LGTBQ travelers.

Why another Wefunder round? Our first crowdfunding went way beyond our expectations, on so many levels. Among other things, we managed to build a network of LGBTQ and LGBTQ-friendly investors who are now our advocates around the world. Some of them contributed on specific topics, showing us the strength of the community and the importance and relevance of our purpose. It also created an emotional bond between the community and the company. As this 2019 Wefunder round was oversubscribed, we thought another round would be a great opportunity for those who were not able to join.

We are a for-profit business and we strongly believe that having a successful business is key to strengthening our community: hiring LGBTQ employees across our 3 offices, demonstrating that a LGBTQ business can be successful, and inspiring others to succeed and helping people in need.

We're looking forward to welcoming you to our team of investors! Your support will help us adapt the company to the "new normal" while giving back to the community: with you, we'll help hosts and guests overcome their fear of traveling, help hosts earn much needed income from their spare space, and we'll find our way back to our strong growth and continue our mission & purpose for our community.



Investor Q&A

– COLLAPSE ALL

What does your company do?

misterb&b empowers the LGBTQ community to travel more safely, feel welcome & get local insider tips wherever they go. We're the largest online community of LGBTQ travelers with 1 million accommodation providing a welcoming and safe environment in 200 countries (private rooms, appartements, LGBTQ friendly hotels). With more than $15M+ raised institutionally, we want to offer once again our loyal community and supporters the opportunity to own a part of the company.

Where will your company be in 5 years?

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay, and book all your tourist experiences, knowing that you're getting the safest travel experience out there.

Why did you choose this idea?

I experienced discrimination while booking a private room with my partner a few years ago. After that, I decided to create a marketplace where my community would be able to travel safely and with peace of mind around the world.

What is your background and what led you to create this company?

I founded my first company, a content platform around TV shows, at 18. After I sold it, I focused on marketing in the media industry for many years. Then I co-founded a gay travel website (mygaytrip.com) and came up with the concept of misterb&b after a very bad experience in Barcelona.

Why crowdfunding?

As a sharing economy company, we believe our community of hosts and guests should have the opportunity to invest in the company's growth. We want to give the community the opportunity to be part of our success.
Our 2019 Wefunder round was oversubscribed. This second round is a new opportunity for the many who were not able to join.

How do you get people to move over to your platform from a larger one?

Hosts can be on multiple platforms. The same way Lyft drivers can be Uber drivers too. It's just distribution for them. It's to their advantage. In the beginning, we didn't anticipate that we were actually bringing new people into the sharing economy. Many in the LGBTQ community had spaces they could rent, but they just wouldn't do it on a mainstream platform for fear of hosting unfriendly guests. As it turned out, the majority of our hosts are not on other platforms. They just don't feel comfortable using mainstream platforms and welcoming random people into their homes.
On the demand side, you have a traveler looking at misterb&b, booking.com, Expedia, and other sites. They're comparing their options, and they're going to make a decision based on location, price, community affinity, and trust and safety. So, it's on us to ensure that our community understands that we're a good option and that we're here. We certainly understand that if there's price sensitivity, we need to have the right prices. We know that location counts a lot. This is why we added hotel rooms to our inventory, to have more opportunities to match what guests are searching for.

Tell me more about the efforts to grow. What has been working and what hasn't?

What we have learned from our community of hosts is that their main reason to be listed on misterb&b is to be able to connect with the community. That comes first, before making money. They want to be able to host their community and show them their city. So, the whole messaging we use is focused on community and connection.
For guests, we focus on connecting, making new friends, being able to stay like a local, and get host tips. For us as a community, when we travel, it's sometimes hard to connect and find where the good things to see and visit are and where the LGBTQ scene is. It's easy to find lists of bars on the internet, but harder to understand how people actually live and participate in the LGBTQ scene. Our guests want to know and we are the bridge to connect with the community. Like every tech platform we use all major social networks to recruit hosts and guests.

How big is your total addressable market?

The total addressable market on the short-term rental for the LGBTQ community is around $16B today. We continue to expand to more cities. Also, members of the gay community who previously mostly used hotels where they felt safe, now discover short-term rental.
We have no competitor in the US. It's a huge market and our goal is to become the largest booking platform catering to our community, not only for short-term rentals, but also for hotels, and to continue to expand in other vertical markets. So, for us, this is just the beginning.
The LGBTQ community is a premium segment for the travel industry. Hotel chains, mainly in the US, target us because we travel more than others. We are not wealthier than anyone, we just have more money to spend on leisure since most of us don't have children. We travel a lot, especially off-season.

Are you adding different revenue streams and products?

We just added hotel rooms. The idea was to offer hotels in cities where we don't have enough inventory. We will connect to hotel APIs, grow the inventory and increase the business. We'll have our content team reviewing and curating the hotels to ensure they are the right fit for our community.
By adding LGBTQ-friendly hotel rooms to our inventory, we stay true to our unique value proposition, helping LGBTQ travelers to connect (by knowing if other misterb&b guests will stay at the same hotel, allowing them to get in touch if their dates coincide) and to travel safe wherever they go (since our team selected truly LGBTQ-friendly hotels and that our community will leave exclusive reviews from LGBTQ travelers).

Tell me about mistakes you've made and how you and your team dealt with them.

I would say our main mistake is that we did not anticipate that it would be so difficult to raise institutional money in France because we were serving the LGBTQ market. We lost many months until we understood that our only way out was to raise funds in the US. If we had to do it again, we would start the project directly in the US and not in France.

Tell me more about the regulatory issues, in the US and abroad?

Today, cities target private owners with dedicated apartments, condos and sometimes buildings for the sole purpose of short-term rental. They don't target people who live in their homes and share one of their rooms or rent their place for just a few days or a few weeks a year. Most of our business is done on private rooms therefore we are much less impacted by these regulations. This is a strength for us. What's also a strength is that where regulations do affect us, we abide by them and we have negotiated agreements with an increasing number of cities, in the US or in Europe.

What keeps you up at night? What are the problems you're trying to solve before they happen?

I have to admit that the recent Covid-19 pandemic came with a lot of sleepless nights. We were prepared for everything but not this. It took a few days to fully understand the scale of the crisis and the scale of the decisions we needed to make. It wasn't easy but so far, we're good, the company is safe and we can continue fulfilling our mission for the community. Usually, what keeps me up at night is my ability to continue to protect the community around the world. I think that more than ever, we need to be able to provide a safe way for the community to travel around the world. This is key and we spend a lot of money and efforts on delivering this promise.

What would happen if a mainstream player would turn an about-face and focus on this large, and as you mentioned, even quite lucrative community?

Mainstream players are focused on building their own brand and proving they are inclusive. We don't see that as a threat. There's an interesting corollary if you look at online dating. Eharmony did not allow men to search for men or women to search for women, they were sued and forced to create another site that was for the gay community. Needless to say, it lacked trust and credibility, and it wasn't used, so it died. You look at Jdate, which is for the Jewish community. Why can they thrive and still exist to this day with so much competition? It really goes to credibility and trust in your own community. So, our community, like any community that's marginalized, understands when they're being pandered to or when they're just being tolerated. We also know when we're being authentically celebrated and welcomed by a company such as misterb&b, which was created by and for the community. No mainstream player will ever be able to match the trust and loyalty from our community.
Can you imagine a mainstream platform launching tags like "LGBTQ welcoming"? They would make all listings without the tag look homophobic. That wouldn't make sense.
Our business is mostly done with private rooms, where guests and hosts can connect while traveling. It's obviously easier for a gay traveler to get the right insights about a city from a gay host, rather than from a straight host, as friendly as they might be.

Why do you think this community knows that you're authentic?

Because 2 of the 3 co-founders are gay. Because my personal experience that led to the creation of misterb&b is shared by so many members of the community. Because our advertising is authentic. Because we know the codes of the community. What we do is helping our community connect and travel safely and understand what it's like to live like a gay local. You don't do that by just listing a few gay bars.
Also, we give back to the community, through our "Mister for Good" program. We support LGBTQ non profits fighting for LGBTQ rights. In the last few months, we have been supporting a gay entrepreneur by incubating his startup, Rainbold Society, in our Paris office. Stephane Sauve's dream is to design and develop the "House of Diversity" : an inclusive, cross generational co-housing project tailored for LGBTQ elderly (but open to all) and designed to help them age better, without discrimination. Through donations, office space and mentorship, misterb&b helps Stephane make his project happen.
More recently, while most countries were on lockdowns during the pandemic, misterb&b teamed up with a french NGO called le Refuge which provides emergency housing for young LGBTQ. Hundreds of misterb&b hosts answered our call for help, and offered their spaces for free to host young members of the LGBTQ community in need of a safe space. This is just the beginning as we now want to leverage this Wefunder round to scale our technology to be able to help other NGOs with the same needs as Le Refuge.

Where do you see yourself on the spectrum between creating content as a company or having it curated by the public?

One way we build credibility is by having reviews, where you can see thousands of guests and hosts experiences. Another way our guests get user-generated content is when they talk with their gay hosts and get local recommendations from them. But we also have an editorial approach. I mean, we look at the major LGBTQ events around the world, and we're bringing them to our city guides. So, I would say that we have a combined approach. Online, we curate and edit, but offline, you interact with the community, and when you travel, you get their particular point of view.
User-generated content is tough because it requires solid guidelines and monitoring. It's a lot to take on operationally. But we have "mister of the week" tips with hosts sharing what they like to do in their city. So, when you search on misterb&b, you will be able to learn from locals about the nicest places to go.
This is key to differentiate ourselves from mainstream players because we provide a lot of content around LGBTQ interests when it comes to destinations and recommendations.

How do you think about the focus on gay men versus gay women, as your name is misterb&b?

At the beginning, misterb&b was clearly focused on the gay male market because we knew this market best. Now, misterb&b has diversified a lot and we hope this reflects in our messaging, social media, customer service etc. We are happy to see a growing number of female and transgender hosts or travelers.
We've always been open to anyone from the LGBTQ community and allies, anyone who accepts the LGBTQ community in all its diversity.
Early on we discovered that about 5% of our bookings were done by straight women. Actually a straight woman happens to be one of our best hosts in Hell's Kitchen in New York. Anyone can travel and host on the platform, but everyone has to indicate that they're either part of our community or friendly to it, period.

Have you dealt with any hate, and how concerned are you about that?

We've never had any homophobic issue or incidents to report, except for the usual hate messages on social media. I've seen on social media where an angry guy has said, "Why am I getting this?" because he's receiving our ads. Some other times, it's just plain homophobic slurs. But we've never received threats. But look, if we get an article somewhere, and we get these homophobic comments, it just proves our point and why misterb&b needs to exist.
What's the endgame here? When you think about the dream of this company and perhaps an exit? What does it look like when you win?
Winning is when our community wins. In terms of exit, that could include being bought by a mainstream player or a LGBTQ player. There could be an acquisition from within the travel industry. There's also an option to go public at some point.
The best exit option will be the one that will allow misterb&b to continue to serve the community. This is essential for us.

Why are you the ones to make this happen?

The one thing we learned from our fundraising experience is that investors invest on a team, not just an idea. And misterb&b is not just another business. We have a purpose and we have had it at heart since the beginning. This is what has been driving the co-founding team all along and allowed us to be so successful so far. This commitment to our dream is also why I see us continue to grow and scale and why our company is headed toward continued success.

How did you manage the impact of Covid 19?

misterb&b has been through travel disruptions before and expects this will end as others have. Our strong operating model & loyal global LGBTQ community of travelers and hosts will help us weather this storm. We are confident in our long-term strategy and continue to manage the company carefully to maintain and build value for the long term.

Our business, as others in the travel industry, slowed mid-February and then dropped early March -95% GMV & Revenue YoY and -45% traffic YoY.
We saw and strategically acted early. We are very agile and can scale up or down rapidly thanks to our marketplace business model. Our low fixed costs mean that the company's expenses rise and drop along with our revenue, making it easier to endure the current situation. We put the company into hibernation mode immediately and took action in many areas:
- Temporary unemployment for employees of French subsidiary, including founders;
- We stopped or didn't renew fixed-term contract;
- Payroll taxes and rent suspended in France;
- Froze marketing expenses except for minimal paid search;
- Negotiated with suppliers for free services (for 90 days) and discounts;
- Cut some developers from outsource tech company;

Right now, we're continuing to leverage economic stimulus plans in France and in the US ; developing technical functionalities to increase productivity and looking ahead to the shape of the travel industry post Covid-19 (more local & longer stays), positioning our offering appropriately and actively seeking opportunities to acquire smaller players.
We remain optimistic about the strength of business and growth: heading into crisis, we were on a very solid path. The addition of hotels and incremental inventory was driving our business with strong growth and a bright future with MoM transaction volume up 20% and hotels up 500% (Q1 2020 vs Q1 2019 - $65K to $390K USD). This happened thanks to our last Wefunder round investors

I participated in your first Wefunder round. Did Covid-19 kill my investment?

For the first Wefunder round, we told investors the money would fund the implementation of a brand-new hotel inventory. We delivered on this promise: the integration was done in December 2019 and the promotion started in early January, with immediate success: hotel bookings grew +500% in Q1 2020 vs Q1 2019, driving our business with strong growth and a bright future with GMV up 20% overall MoM.
Then came Covid-19, an unexpected hurdle for sure. Still, thanks to our strong operating model & the loyal global gay community of travelers and hosts, misterb&b is weathering the storm and working on maintaining and building value for the long term. This Wefunder round is part of these efforts and you can expect us to deliver just as well this time: the money raised will fund the necessary Covid-19 adaptations, fuel the recovering growth, help us scale the "mister for good" program and give us a greater financial security in these challenging times.
Travel will peak up again and misterb&b will be ready to serve those LGBTQ and LGBTQ-friendly hosts and guests.

How can I be sure my investment will not be used to just cover for your financial losses due to Covid-19?

Let's not be shy about it: Covid-19 has impacted us massively for 2 months and part of the amount raised will be used to adapt to the Covid-19 situation and make sure growth kicks back when needed. But at this point, we have been able to secure enough financial support to cover for these losses: bank loans, relief programs, help from existing investors etc. The money raised on Wefunder will be used to further shape the future of the company.

Isn't investing in a travel company while Covid-19 is still around a very bad idea?

On the contrary, we think it's a very good time to invest in misterb&b: first, the terms are more favorable (-20% discount) and include the impact of Covid-19 on the company. Second, considering actual data and travel intents measured within our community, we predict business will be back to 70% YoY in Q4 2020. With this trend, we expect misterb&b to be eventually profitable in 2021. The money raised with this Wefunder round will put us in a very strong position to achieve this goal.

How will Covid-19 impact your business on the long term

misterb&b dominates the LGBTQ accommodation market by far. We are THE choice for LGBTQ travelers when they want to travel and stay within their community. Also, during the looming economic crisis, renting a spare room or a primary residence will help hosts maintain their income while travelers will search for budget accommodations. With primary residences much less regulated, we have a big part to play with our private room inventory, a major differentiation with other big players.
The first results of our large LGBTQ travel survey show that a majority of LGBTQ travelers plan to travel again, rather sooner that later. They just need some reassurance from the hosts. This is why we are working on establishing cleaning protocols for hosts, implementing buffer periods between 2 guests and issuing new guidelines for both hosts and guests. It's key to encourage our community to travel again, safely.
The desire to travel and connect is a basic need, exploring and discovering is part of who we are as humans. Traveling might be different after all this but our fundamentals put us in a very strong position to thrive once the world recovers.
We continue to monitor the situation daily and support our community, our partners and team during this difficult time.